

May 8, 2015

Via E-mail
Brian Dally
President and Chief Executive Officer
Groundfloor Finance Inc.
3423 Piedmont Rd. NE
Atlanta, GA 30305

> **Re:** **Groundfloor Finance Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed April 23, 2015**
> **File No. 024-10440**

Dear Mr. Dally:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not included loan summaries for the loans described in the offering circular. Please note that we are unable to complete our review without the specific loan summaries corresponding to the LROs that you propose to offer. Please file the loan summaries with your next amendment. We may have further comment.

2.   We note your response to comment 1 in our letter dated March 27, 2015. We understand that your intention is to offer securities that represent obligations of Groundfloor. However, disclosure in your offering circular and exhibits continue to include disclosure that implies that the LRO investor is directly funding the corresponding loan and that you will pass-through the developer loan payments to LRO holders. Please revise the disclosure in your offering circular and related exhibits to accurately describe the nature of the security being offered. For example only, we note the following inconsistent disclosure:

- On page 3 of the offering circular, you state that "[t]he Company will pass along to the holders of each series of LROs all amounts received by the Company as payment of . . . the corresponding Loan . . . ;"

- Section 1 of the Investor Agreement states that you will provide the LRO purchaser with the opportunity to "instruct Groundfloor to apply the proceeds from the sale of each LRO you purchase to the funding of a specific Loan you have designated on the Platform;"

- Section 8 of the Investor Agreement and related disclosure on page 71 of the offering circular require that an investor must acknowledge that it "has made its decisions in connection with its consideration of any Projects or Loans featured on the Platform in compliance with the Equal Credit Opportunity Act and Regulation B promulgated thereunder, and any applicable state or local laws, regulations, rules or ordinances concerning credit discrimination;" and

- Section 5 of the Form of Limited Recourse Obligation Agreement and related disclosure on page 93 indicates that a LRO holder may be required to pay back to the company payments received under the terms of the LRO to the extent that a developer's loan payment or application is rescinded or must otherwise be returned, whether pursuant to Bankruptcy Law or otherwise.

3.   We note that an investor must acknowledge that it "has made its decisions in connection with its consideration of any Projects or Loans featured on the Platform in compliance with the Equal Credit Opportunity Act and Regulation B promulgated thereunder, and any applicable state or local laws, regulations, rules or ordinances concerning credit discrimination." Please explain to us in detail the basis for your conclusion that the referenced rules and laws apply to an investor in your offering or remove such required representations from the Investor Agreement. Please make similar revisions to your offering circular.

4.   Your disclosure on page 66 explains that you may decide to modify the loan terms in certain circumstances so that a borrower is able to continue to meet its obligations to you. Section 4 of the Investor Agreement also provides that you may in your sole discretion, at any time, amend or waive any term of a loan, and you may in your sole discretion cancel any loan. Section 12 of the Investor Agreement similarly appears to provide Groundfloor with the right to change any term or provision of the Agreement.   Additionally, Section 5 of the Investor Agreement indicates that you may begin charging investor fees at any time. It appears that some of the potential modifications contemplated would so

fundamentally change the nature of the original security that Groundfloor could be deemed to be offering a new security. With a view towards disclosure, please explain to us in detail the steps that Groundfloor will take in such a scenario. Additionally, please disclose in your offering circular how investors will be informed of changes to the corresponding Loans.

5.   We note your statements throughout the offering circular that the information supplied by Developers may be inaccurate or intentionally false. Please also revise to clarify that the Developers must represent and warrant in Section V of the Loan Agreement that "[n]one of the disclosures, statements, projections, materials, assertions or other communications made by [the Developer] or provided to Lender, including without any limitations the Budget and the Applications Materials . . . contained . . . any untrue statement of a material fact or omitted to state a material fact necessary to make the statement contained herein or therein not misleading."

Part II – Offering Circular

6.   Your cover page states that you will offer the LROs under this offering circular until the earlier of closing on all series offered, one year from the date of the offering begins or a date prior to one year from the date the offering begins that you so determine. Next you state that the offering will remain open for 30 days unless fully subscribed before the end of such period; however, you may extend this period up to a maximum of 45 days. These disclosures seem to contemplate different offering periods. Please revise or advise.

The LROs Covered by this Offering Circular, page 7

7.   We note your response to comment 7 in our letter dated March 27, 2015. Please revise the description of each series of LROs to clearly refer to the developer as the borrower.

Risk Factors, page 14

Our Investor Agreement and the LRO Agreement limit your rights in some important respects, page 16

8.   Please also address the waiver of jury trial provision contained in your Investor Agreement in this risk factor.

Information supplied by Developers, including information on the Loan Summaries, may be inaccurate or intentionally false, page 18

9.   We note your statement cautioning that an investor's recourse may be limited in the event that developer supplied information is false. Please expand to clarify how an investor's recourse may be limited, or remove this language from the disclosure.

Description of the Company's Business, page 32

10.   We note the following disclosure on page 33: ". . . investors in the corresponding series of LROs will not have any recourse against the Developer or its Principals, and will only have recourse against us *except for* an amount equal to the investors' pro rata share of any Loan Payments . . . ," (emphasis added). As currently drafted, this disclosure could be interpreted in varying ways. For example, it could be interpreted as indicating that an

investor will not have any recourse against the Developer *except for* its pro rata share or it could also be interpreted as *excluding* the pro rata amount from an investor's recourse against you. Please revise or advise.

 Information Made Available through the Loan Summaries and Project Listings, page 39

11.   On page 43 you provide detail regarding the Zillow Zestimate and Zillow Comps. In the loan summary you characterize this information as relating to the "as is" or "current" value of the property. It is unclear how the Zillow Comps relate to the "as is" or "current" value of the property, as this metric is calculated based on comparable properties in the neighborhood. In addition, the relevance of this information is somewhat unclear in the context of your offering given that you do not use or otherwise rely on this information in the course of your due diligence and underwriting process or to measure the accuracy of the Valuation Report. Please revise to further explain how the Zillow Zestimate and Zillow Comps are useful in ascertaining the property's current value. In this regard, while the current Form 1-A does not include loan summaries for the properties referenced, we note that the Zillow Zestimate often greatly exceeds the purchase price of the properties when considering the loan summaries previously filed. Please explain the relevance of the Zillow Zestimate as an assessment of the property's current value on an "as is" basis where it greatly exceeds the purchase price paid for the property. Please also explain if the Zillow Zestimate takes into account the purchase price the developer paid for the property.

12.   On page 44 you refer to the general snapshot of the financial position of the Developer that you provide in the loan summary. Please balance the disclosure on revenue with disclosure on expenses and costs.

13.   On page 46 you indicate that you may receive financial statements and/or tax returns from Developers. This appears to be inconsistent with statements elsewhere in your offering circular that you do not verify the information provided by Developers, including the summary financial information. Please revise or advise.

14.   On pages 51-53 you describe requirements for use of borrower provided comps to support the projected ARV claimed by the borrower. You state that the comparable property must "reflect a value not less than 15% of the ARV of the Project as reported by the Developer." If you intend to state that the comparable property must reflect a value of not less than 85% of the ARV, please revise your disclosure accordingly. Please consider providing an example to illustrate application of this criteria. You also state that you will use the AVM tool if an MLS listing is not available. Please disclose if you will use the same AVM tool and any material disadvantages to using that particular AVM tool.

15.   On page 53, you indicate that although information available on your Platform is subject to Rule 10b-5 of the Exchange Act and the liability provisions of the Securities Act, you "advise potential investors as to the limitations on the reliability of any information that is self-reported and not independently verified by us and caution that an investor's recourse . . . may be limited." Similar language appears in your risk factor disclosure on page 19. Since you take liability for the information provided to investors as part of this offering,

regardless of its source, this statement appears to be inappropriate in its current context. Please revise to clarify that the limitations and reliability of the information would not affect your overall liability under the federal securities laws for information provided to investors.

16.   Disclosure on page 57 indicates that you may make an exception and provide a loan to a developer with a FICO score below 500 if there are "significant mitigating circumstances that greatly reduce the risk." You provide an example of a project with a loan to value ratio of less than 30% backed by a certified independent appraisal. Please explain how you intend to convey the nature of the developer's credit quality and the mitigating circumstances in an instance where you waive your minimum credit score.

Fees and Related Expenses, page 67

17.   Please revise to explain the difference between potential "prepayment fees," which you would retain, and a "prepayment premium," which you would pass on to investors.

Relationship of the Parties, page 93

18.   The waiver that is outlined in the last paragraph of this section appears to conflict with Section 14 of the Securities Act. Please revise accordingly. In addition, please similarly revise section 3 of the Form of Limited Recourse Obligation Agreement.

The LROs Covered by This Offering Circular, page 98

19.   We note that a majority of your loans have been to finance acquisition and/or reconstruction projects. Of the 5 loans you plan to fund with LROs offered, 3 are to fund new construction. Please address the different risks that investors should consider in making an investment decision with respect to LROs that correspond to new construction loan in the appropriate loan summary. For example, please highlight Groundfloor's lack of prior experience in making loans for new construction.

Financial Statements

20.   Please update the financial information and financial statements within your filing. The latest balance sheet must be as of a date no more than 180 days before the qualification date of your offering circular.

Loan Summary

21.   Please revise the Loan Summary to ensure that it is filed as a part of your offering circular and that it is in a font that is legible. Note that Rule 253(b)(1) requires that the information in your offering circular be presented in a type size that is easily readable. Please revise accordingly. In addition, please also file the Project Listing as a part of your offering circular or advise.

22.   Please revise the Loan Summary to more prominently highlight the information that is self-reported and unverified. In addition, please clarify that Developers represent and warrant the accuracy of the information supplied to you as part of the application process as discussed in comment 5 above.

23.   Please revise the Loan Summary to clearly identify the borrower separate from the principal. Please similarly revise the loan comparison tool. Additionally, we note that on page 41 of the offering circular you state that the "skin-in-the-game" reflects how much of the Principal's own money is tied up in the Project. The loan summary appears to characterize skin-in-the game as the borrower's own money that is tied up in the project. Please revise to ensure consistency.

24.   We note your response to comment 15 in our letter dated March 27, 2015 and reissue that comment. The term "loan to value" is generally understood to compare a loan to the current value of a property. Given the fact that you are comparing the loan value to the after-repair value, please revise to retitle this ratio so that it is clear that presents the loan to after-repair value. We note the "tool tip" provided, however, that information is provided only if an investor seeks out more information about the term "loan to value."

25.   We note that the number of projects per year identified for a particular Principal includes the "average number of successfully completed projects during the reporting period for all entities operated by the principal." Please tell us what consideration you gave to also including information about the number of projects initiated by the Principal.

26.   You identify the average project revenue for projects completed by the Principal. You explain that this reflects the "average sales price or rental income, reported on a per project basis during the reporting period for all entities involving the principal." Please also disclose the costs and financing of the projects in addition to the sales price or rental income.

Investor Agreement

27.   The indemnification provisions in section 14 appear extremely broad and seem to require a LRO holder to indemnify Groundfloor "against all claims, liabilities, actions, costs, damages losses . . . of every kind, known or unknown" resulting from a material breach of any obligation under the Agreement or from any wrongful acts, omissions and representations relating to Groundfloor. Please revise your offering circular to highlight the indemnification provisions and how they apply to investors. For example, please clarify for what amount an investor should expect to indemnify Groundfloor. In addition, please explain how that amount would be determined. Please also clarify if the indemnification provision would be limited to the acts of Groundfloor as they relate to the LROs' corresponding loan. Finally, please include appropriate risk factor that highlights the indemnification provision and include a statement in your offering circular that discusses the indemnification provision and that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. Refer generally to Item 510 of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or the undersigned at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Via E-mail
        Jason L. Martinez
        Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.